

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2012

Via E-mail
Miguel Miranda
President
Panama Dreaming Inc.
Edificio Torre El Cangrejo
Segundo Piso, Oficina Numero 2
Panama City, Panama 0823-03260

>   **Re: Panama Dreaming Inc.**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed January 9, 2012**
>   **File No. 333-176312**

Dear Mr. Miranda:

We have reviewed your amended filing and the related response letter dated January 6, 2012 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 21, 2011.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution of the Price you Pay for Your Shares, page 13

1.   Your revised disclosures on page 13 state that if the minimum number of shares is sold in the offering, the net tangible book value of the shares held by your existing stockholder will remain unchanged at $0.002 per share. However, if the minimum number of shares is sold in the offering, net tangible book value per share will be $0.002 per share and accordingly, the net tangible book value to the existing stockholder will increase by $0.001. Please revise your disclosures accordingly.

2.   Also, the dilution information provided on page 14 does not agree to your disclosures on page 13. Please revise to include the correct net tangible book value and dilution information as of September 30, 2011.

Management's Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources, page 20

3.   The revised disclosures provided in response to our prior comment 4 did not adequately address our prior request. Please revise to disclose the minimum period of time that you will be able to conduct your planned operations using currently available capital resources. We refer you to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or me at (202) 551-3462 with any other questions. If you require further assistance thereafter, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Legal – Branch Chief

cc: Via E-mail
        Conrad C. Lysiak, Esq.
        The Law Office of Conrad C. Lysiak, P.S.